Exhibit 99.1

June 12, 2008

Dear CSX Shareholder:

On June 11, a U.S. federal district court in New York issued an opinion finding that the TCI Group has engaged in a pattern of deception and misstatements to hide the truth regarding its activity in CSX stock.

Among many other findings in a 115-page opinion, the Court concluded that the TCI Group members “testified falsely in many respects” during the trial.  In more than a dozen places throughout the opinion, the Court finds that specific testimony of individual TCI Group members – including Chris Hohn, Alex Behring, Gil Lamphere and Snehal Amin – was not credible.  A copy of the full opinion is available at http://2008annualmeeting.csx.com.

CSX negotiated in good faith with the TCI Group to try to resolve this proxy contest, but we broke off those negotiations when it became apparent that Mr. Hohn and the TCI Group were seeking effective control of CSX.  The TCI Group has said repeatedly that it has no plans to control CSX.  It said this in sworn Congressional testimony, in signed SEC filings and, most recently, in a public investor forum three days ago.  Here is what the Court concluded after reviewing the evidence:

“Defendants have sought to control CSX for over a year.  As obstacles to control surfaced, they adapted their strategy for achieving control, making disclosures only when convenient to their strategy.  Defendants’ latest strategy for control will be tested at the annual shareholder meeting.  And if this strategy is not successful, the Court perceives a substantial likelihood that the defendants would craft a new strategy for control without regard to their disclosure obligations.”

Considering all the evidence presented, the Court found a “frequent lack of credibility of Hohn, Amin, and Behring.”  In a footnote to the opinion, the Court also adopted numerous findings of fact regarding the TCI Group’s lack of credibility that do not appear in the opinion itself.  Because we believe it is important for investors to have complete information regarding the deception in which the TCI Group has engaged, we have excerpted the findings of fact adopted by the Court here for your reference.

With respect to TCI founder and TCI Group nominee Christopher Hohn, the Court found:

1.
Mr. Hohn’s testimony that, in a paragraph in his email to Mr. Amin of February 13, 2007, the first sentence refers to CSX, but the second sentence (“I want to also discuss our friend Alex in Brazil”) refers to Arcelor is not credible.  Moreover, the Court found that “Hohn’s current explanation is undermined by his deposition testimony, in which he claimed that he did not know that ‘friend Alex of Brazil’ referred to Alex Behring”.

2.	Mr. Hohn’s testimony that he never discussed with Mr. Behring whether TCI was going to purchase more shares of CSX is not credible.

3.
Mr. Hohn’s testimony that “[w]e are very careful not to ever tip another investor as to whether we are going to increase our stake in a company or not, because that would disadvantage our investors”, is not credible.

4.	Mr. Hohn’s testimony that TCI and 3G never discussed their respective purchases of CSX stock is not credible.

5.
Mr. Hohn’s testimony that he was not encouraging Lone Pine Capital, another hedge fund, to purchase CSX stock is not credible.   The Court also found “that Hohn did not limit his conversations with other hedge funds to industry-level topics. He suggested, in one way or another, that they buy CSX shares and alerted them to the fact that CSX had become a TCI target.”

6.	Mr. Hohn’s testimony that, while he told another hedge fund that was not an investor in TCI (Deccan) to buy CSX stock, he never recommended CSX to 3G, which is an investor in TCI, is not credible.

7.	Mr. Hohn’s testimony that TCI did not solicit Austin Friars’ support for TCI’s activism campaign is not credible.

With respect to TCI Group nominee and 3G principal Alex Behring, the Court found:

1.	Mr. Behring’s testimony that he did not have conversations with Chris Hohn of TCI in February 2007, at the time that 3G began making purchases of CSX stock, is not credible.

2.
Mr. Behring’s testimony that 3G’s purchases of CSX stock from March 29 to April 17, 2007, had nothing to do with a meeting that he had with Snehal Amin of TCI on March 29, 2007, and that it was just a coincidence, is not credible.

3.
Mr. Behring’s testimony that 3G’s sales of CSX shares in August and September of 2007 were unrelated to TCI’s doubts as to whether it would continue to hold its CSX shares and run a proxy fight is not credible.

4.	Mr. Behring’s testimony that he did not know before Thanksgiving 2007 that TCI was contacting potential nominees for the CSX board of directors is not credible.

5.	Mr. Behring’s testimony that around October 11, he and Mr. Hohn did not tell each other that they had met with candidates for the CSX Board is not credible.

6.	Mr. Behring’s testimony that, when he met with Mr. Amin on October 17, 2007, he did not tell Mr. Amin that he had met with Mr. Lamphere five days earlier is not credible.

7.
Mr. Behring’s testimony that Mr. Schwartz’s email referring to the deadline for shareholder proposals at the CSX annual meeting was just “part of your normal due diligence on any investment we make” is not credible.  The Court found that the email “demonstrates [3G’s] interest in a proxy fight right from the outset”.

8.	Mr. Behring’s initial testimony that 3G was “not giving serious consideration to an activist scenario at that point [April 3, 2007] yet” was not credible, and he was forced to retract it.

With respect to TCI founding partner Snehal Amin, the Court found:

1.
Mr. Amin’s testimony that, at his March 29, 2007, meeting with Mr. Behring, they did not discuss that TCI was about to buy shares of CSX when TCI’s Hart-Scott-Rodino waiting period expired, and that TCI and 3G never discussed buying or selling CSX shares, is not credible.

2.	Mr. Amin’s testimony that he did not discuss the buying of CSX shares at his meeting with Mr. Behring on September 26, 2007, is not credible.

3.	Mr. Amin’s testimony that he never discussed, in any of his meetings with Mr. Behring, the subject of buying or selling CSX stock or putting on swap positions is not credible.

4.
Mr. Amin’s testimony that TCI was not looking to have a new CEO at CSX in April 2007, when Mr. Amin and Mr. Hohn talked about approaching Hunter Harrison, is not credible.  The Court noted that the incident “confirm[s] the Court’s view that TCI was determined to force changes in CSX’s policies and, if need be, to bring about a change in control.”

5.	Mr. Amin’s testimony that he did not assume that each counterparty would hedge with physical shares is not credible.

6.
Mr. Amin’s testimony that he stated that it was unfortunate that Mr. Hohn sent his proposal to Mr. Kelly of CSX by email because “things like this are better discussed in person” is not credible. The Court also referred to this testimony as “border[ing] on the absurd” and “patently incredible.”

7.
Mr. Amin’s testimony concerning a voting scenario prepared by TCI was misleading insofar as he did not acknowledge that the scenario depicted in that exhibit was one of a number of different scenarios.

8.
Mr. Amin’s testimony that TCI did not put swaps in Deutsche Bank so that TCI could try to influence them to vote because of the influence of Austin Friars, a Deutsche Bank proprietary hedge fund, is not credible.  The Court also found that “Hohn believed that TCI could exploit this relationship to influence how Austin Friars, and in turn how Deutsche Bank, voted its CSX shares.”

In light of all these findings, the Court ultimately concluded that the TCI Group engaged in a “plan or scheme to evade the reporting requirements” of federal securities laws and that there is a “substantial likelihood of future violations.”

Unfortunately, the Court concluded that the law does not permit it to grant relief that would prevent the TCI Group from gaining the benefit of its illegal activity in the proxy contest.  We urge you to consider carefully these violations and the pattern of deceptive conduct from the TCI Group – including false testimony under oath – as you evaluate whether the TCI Group nominees are fit to serve on the board of a U.S. public company.

Sincerely,

CSX Corporation

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Important Information
 In connection with the 2008 annual meeting of shareholders, CSX Corporation ("CSX") has filed with the SEC and mailed to shareholders a definitive Proxy Statement dated April 25, 2008.  Security holders are strongly advised to read the definitive Proxy Statement because it contains important information. Security holders may obtain a free copy of the definitive Proxy Statement and any other documents filed by CSX with the SEC at the SEC’s website at www.sec.gov. The definitive Proxy Statement and these other documents may also be obtained for free from CSX by directing a request to CSX Corporation, Attn: Investor Relations, David Baggs, 500 Water Street C110, Jacksonville, FL 32202.  CSX, its directors, director nominee and certain named executive officers and employees may be deemed to be participants in the solicitation of CSX’s security holders in connection with its 2008 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in CSX’s definitive Proxy Statement and its May 15, 2008 letter to shareholders filed with the SEC as definitive additional soliciting materials.